FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month March 2019 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On March 26, 2019, the Registrant Announces Signing Three-Year Agreement Extension with Panasonic Semiconductor Solutions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 26, 2019	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Announces Signing Three-Year Agreement Extension with Panasonic
Semiconductor Solutions

Panasonic will continue to utilize TPSCo three manufacturing facilities in Japan;
TowerJazz to further ramp its leading technology solutions and foundry business

MIGDAL HAEMEK, Israel and TPSCo, Uozu, Japan, March 26, 2019 – TowerJazz, the global specialty foundry leader, and TowerJazz Panasonic Semiconductor Company (TPSCo), today announced they have signed a three-year agreement, extending its previous business partnership with Panasonic Semiconductor Solutions (PSCS) through 2022. Under the agreement, PSCS will continue to utilize TPSCo three manufacturing facilities in Japan for its semiconductor business.  Wafer loading level from PSCS to TPSCo fabs is expected to remain similar, with a new pricing structure, resulting in revenue reductions of approximately 20 million USD per quarter, with revenue and margins targeted to be compensated through presently implemented efficiencies and cost reduction activities, as well as third party revenue growth, including the present strong 300mm utilization ramp.

Russell Ellwanger, TowerJazz CEO and TPSCo Chairman commented, “The TPSCo partnership has brought together two leaders - Panasonic, an acknowledged analog components and systems leader, and TowerJazz, a recognized analog foundry leader- having created a company that serves and continues to grow the analog foundry space as no other existing single foundry can. During the past five years, we have continued to grow in respect for the technical capability and appreciation for the business acumen and can-do attitude of our Panasonic partner. Our TPSCo employee base has strong technical expertise and pristine operational execution, with over 180 foundry customers have been introduced into TPSCo, which is presently realizing a strong ramp in 300mm state of the art RF, power management and CMOS imaging flows. This has been and continues to be a winning equation for all involved - TowerJazz, PSCS, TPSCo and our very important customers.”

Through TPSCo, TowerJazz offers its customers advanced 300mm analog technology manufacturing platforms such as state-of-the-art 65nm CMOS image sensor solutions, RF SOI 65nm, and 65nm Bipolar-CMOS-DMOS (BCD) power management platform.

TowerJazz to maintain its 51% holding of TPSCo shares, with PSCS as a 49% shareholder.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

About TPSCo
TPSCo is a company, 51% owned by Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and 49% owned by Panasonic Semiconductor Solutions. TPSCo has three manufacturing facilities in Hokuriku, Japan which have been producing large scale integrated circuits for over 35 years. More than 750 million ICs for automotive products (Grade 0, 1 & 2) have been produced by TPSCo fabs since inception. Areas of process technology focus include high dynamic range image sensors (CIS and CCD), integrated power devices (BCD, SOI, and LDMOS) and high frequency silicon RFCMOS. With over 150 qualified silicon process flows on 200mm and 300mm wafers from super micron to 45nm as well as internal back end processing, assembly and test services, TPSCo provides both IDMs and fabless companies with unparalleled semiconductor manufacturing quality and technology, including in-house turnkey services.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Company Investor Relations Contact: Noit Levy | +972-4-604-7066 | noit.levi@towerjazz.com